Exhibit 21
SUBSIDIARIES OF THE REGISTRANT

Tennant Holding B.V. is a wholly owned subsidiary organized under the laws of The Netherlands in 1991. A legal reorganization occurred in 1991 whereby Tennant N.V. became a participating interest of Tennant Holding B.V. Tennant N.V. had previously been a wholly owned subsidiary organized under the laws of The Netherlands in 1970. Tennant Maintenance Systems, Limited, was a wholly owned subsidiary, organized under the laws of the United Kingdom until October 29, 1992, at which time Tennant Holding B.V. acquired 100% of its stock from Tennant Company. The name was formally changed to Tennant UK Limited on or about October 16, 1996. Applied Sweepers Holdings, Ltd. is a wholly owned subsidiary organized under the laws of the United Kingdom and acquired by Tennant Scotland Limited in 2008. Sociedade Alfa Ltda. is a wholly owned subsidiary organized under the laws of Brazil and acquired by Tennant SA Holdings and Tennant Holdings LLC, both Minnesota companies, in 2008. Tennant Sales and Service Company is a wholly owned subsidiary organized under the laws of the state of Minnesota. The results of these operations have been consolidated into the financial statements, as indicated therein.